1875 K Street, N.W. Washington, DC 20006-1238

Tel: 202 303 1000
Fax: 202 303 2000
VIA EDGAR AND EMAIL
November 24, 2010
Christian T. Sandoe, Esq.
Senior Counsel
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	del Rey Global Investors Funds File Nos. 333-167999 & 811-22434
Dear Mr. Sandoe:
     On behalf of del Rey Global Investors Funds, a Delaware Trust (the “Trust”) and its series, the del Rey International Value Fund (the “Fund”), attached hereto for filing is Pre-Effective Amendment No. 1 to the Trust’s Registration Statement on Form N-1A (the “Registration Statement”), which has been marked to show the changes made from the Trust’s initial Registration Statement filed on July 6, 2010. Set out below are the Trust’s responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC” or the “Commission”) contained in your letter, dated August 5, 2010 to David N. Solander of Willkie Farr & Gallagher LLP, counsel to the Fund. In addition to responding to the comments of the Staff, the disclosure in the Registration Statement has been modified to include Class A shares of the Fund as well as to incorporate new information.
     For your convenience, your comments are numbered below and each comment is followed by our response. To the extent that a comment affected similar disclosure elsewhere in the Registration Statement, we have revised the disclosure accordingly. The Registration Statement also contains certain information that was missing from the original filing and reflects certain other changes, as marked. Capitalized terms used in this response, and not otherwise defined, have the respective meanings assigned in the Registration Statement.
Cover Page
1.	COMMENT: The Cover Page includes a legend stating that the Fund is not FDIC insured, that shares may lose value and that the Fund is not subject to any bank guarantee. If the Fund is not sold through an insured depository institution, please delete this legend from the Cover Page. See General Instruction C(3)(a) of Form N-1A.
New York            Washington            Paris            London            Milan            Rome             Frankfurt            Brussels
in alliance with Dickson Minto W.S., London and Edinburgh

Christian T. Sandoe, Esq.
November 24, 2010

     RESPONSE: We have deleted this legend.
Fees and Expenses of the Fund (Page 1)
2.	COMMENT: The second sentence of the paragraph preceding the table states that more information about the shares is available from financial professionals and in the “Details About the Shares” section on page [ ] of the Fund’s prospectus and in the “Purchase of Shares” section on page [ ] of the Fund’s statement of additional information. Please delete this sentence. See General Instruction C(3)(b) of Form N-1A.
RESPONSE: We have modified the referenced sentence to comply with Item 3 of Form N-1A in light of the addition of Class A shares disclosure to the Registration Statement.
Principal Investment Strategies of the Fund (Page 2)
3.	COMMENT: The first sentence of the last paragraph states that the Fund may invest up to 15% of its total assets in illiquid securities. Please revise this sentence to state that it may invest up to 15% of its net assets in illiquid securities.
RESPONSE: We have made the requested change.
4.	COMMENT: The third sentence of the last paragraph states that Rule 144A securities will be deemed to be illiquid securities unless the Fund’s Board or del Rey Global determines otherwise. As many investors may not be familiar with Rule 144A securities, please revise this section to provide a concise plain English explanation as to what Rule 144A securities are.
RESPONSE: We have revised the disclosure as follows (added the underlined text):
Revised disclosure: “Rule 144A securities, which are privately offered securities that may be traded in the institutional investor market pursuant to an exemption from the Securities Act of 1933, as amended, will be deemed to be illiquid securities unless the Fund’s Board or del Rey Global determines otherwise.”
Principal Risks of Investing in the Fund (Page 2)
5.	COMMENT: As the second sentence of the second paragraph of the “Principal Investment Strategies of the Fund” section states that the Fund will invest in companies with market capitalizations as low as $1 billion, please describe the risks of investing in small cap equity securities in this section.
RESPONSE: We have made the requested change.
Principal Risks of Investing in the Fund — Expense Risk (Page 3)
6.	COMMENT: The second sentence states that actual expenses may be greater “or less” than those indicated. As lower expenses is not a risk, please delete the words “or less” from this sentence.

Christian T. Sandoe, Esq.
November 24, 2010

RESPONSE: We have made the requested deletion.
Principal Risks of Investing in the Fund — Liquidity Risk (Page 4)
7.	COMMENT: The second sentence states that to the extent that the Fund’s principal investment strategies involve derivatives, the fund will tend to have the greatest exposure to liquidity risk. Later in the prospectus, derivatives are disclosed as a non-principal investment strategy. Please resolve this inconsistency. If derivatives will be considered to be a principal investment strategy of the Fund, please revise the “Principal Investment Strategy of the Fund” section and the “Principal Risks of Investing in the Fund” section accordingly and consider the staff observations set forth in the letter from Barry D. Miller, Associate Director, Office of Legal and Disclosure to Karrie McMillan, General Counsel, Investment Company Institute dated July 30, 2010. See http://www.sec.gov/ divisions/investment/guidance/ici073010.pdf.
RESPONSE: The Fund does not intend to invest in derivatives as a principal investment strategy and only intends to use derivatives for hedging purposes. We have made appropriate changes to the disclosure throughout the Registration Statement to clarify that derivatives are not a principal investment strategy of the Fund.
Principal Risks — When-Issued and Delayed Delivery Securities Risk (Page 12)
8.	COMMENT: When-issued and delayed delivery securities risk is identified in this section as a principal risk but is listed under the heading “Non-Principal Investment Strategies.” Please resolve this inconsistency.
RESPONSE: The risk factor disclosure for when-issued and delayed delivery securities was moved to the section in the Registration Statement for non-principal risks.
Prior Performance Data of the Portfolio Manager (Page 14)
9.	COMMENT: The presentation of performance in this section relates to the performance of the portfolio manager while employed at other advisory firms. Please explain to us how the disclosure in this section complies with the staffs position relating to the disclosure of prior performance of portfolio managers. See Bramwell Growth Fund (pub. avail. Aug. 7, 1996). Please include in your response the information requested below.
RESPONSE: The applicable section has been removed from the Registration Statement.
10.	COMMENT: The first paragraph states that the Composite reflects the performance of actual, fee-paying separate accounts and pooled investment vehicles. Please confirm to us that the Composite includes all accounts (registered or otherwise) managed by the

Christian T. Sandoe, Esq.
November 24, 2010

portfolio manager that have investment objectives, policies, strategies and risks substantially similar to those of the Fund.
RESPONSE: The applicable section has been removed from the Registration Statement.
11.	COMMENT: Please identify in this section the names of the other advisory firms, the names of the other accounts included in the Composite and the time periods that the portfolio manager was responsible for managing each of these accounts at each of the other advisory firms.
RESPONSE: The applicable section has been removed from the Registration Statement.
12.	COMMENT: Please confirm to us that the portfolio manager was primarily responsible for managing each of the accounts included in the Composite, that no one else had significant management involvement and that the portfolio manager had the same degree of investment discretion in managing these accounts as he has in managing the Fund.
RESPONSE: The applicable section has been removed from the Registration Statement.
13.	COMMENT: Please confirm to us that the Fund has sufficient records to form the basis for the calculation of the performance information described in this section. See Rule 204-2(a)(16) under the Investment Advisers Act of 1940.
RESPONSE: The applicable section has been removed from the Registration Statement.
14.	COMMENT: Please explain to us whether the Fund’s adviser has comparable personnel and research staff as each of the previous advisory firms whose accounts are included in the Composite.
RESPONSE: The applicable section has been removed from the Registration Statement.
15.	COMMENT: The third sentence of the first full paragraph on page 15 states that performance of the Composite after June 15, 2009 relates to accounts that are non-fee paying. Please confirm to us that during this period there were no fee paying accounts managed by the portfolio manager and explain to us why these accounts do not pay fees.
RESPONSE: The applicable section has been removed from the Registration Statement.
16.	COMMENT: The second paragraph describes a “weighted average fee schedule.” As the performance described in the Composite should be net of actual expenses, please

Christian T. Sandoe, Esq.
November 24, 2010

confirm to us that this weighted average fee schedule was not used to calculate the net performances shown in the Composite.
RESPONSE: The applicable section has been removed from the Registration Statement.
17.	COMMENT: The second column of the Composite at the top of page 16 identifies total firm assets for 2009 only. Please identify in this section which firm(s) are described in this column and include figures for each of the other years described in the Composite. In addition, the table shows gross performance before (i.e., to the left of) net performance. Since net performance is more relevant to a prospective investor, please place the net performance column before (i.e., to the left of) the gross performance column in this table.
RESPONSE: The applicable section has been removed from the Registration Statement.
STATEMENT OF ADDITIONAL INFORMATION
Investment Restrictions (Page 25)
18.	COMMENT: The paragraph following restriction (7) states that the restrictions and limitations will apply only at the time of purchase of securities, and the percentage limitations will not be considered violated unless an excess or deficiency occurs or exists immediately after and as a result of an acquisition of securities, unless otherwise indicated. Please clarify in this section that this statement does not apply to the Fund restriction on borrowing and that in the event that the asset coverage on borrowings falls below 300 percent, the Fund shall, within three days thereafter (not including Sundays and holidays) reduce the amount of its borrowings to an extent that the asset coverage of such borrowings shall be at least 300 percent. See Section 18(f)(1) of the Investment Company Act of 1940.
RESPONSE: We have revised the disclosure as follows (added the underlined text):
Revised disclosure: The foregoing restrictions and limitations will apply only at the time of purchase of securities, and the percentage limitations will not be considered violated unless an excess or deficiency occurs or exists immediately after and as a result of an acquisition of securities, unless otherwise indicated. With respect to (2) above, however, in the event that the asset coverage on borrowings falls below 300 percent, the Fund shall, to the extent required by the 1940 Act, within three days thereafter (not including Sundays and holidays) reduce the amount of its borrowings to an extent that the asset coverage of such borrowings shall be at least 300 percent.

Christian T. Sandoe, Esq.
November 24, 2010

Information on Trustees and Officers (Page 29)
19.	COMMENT: We note that certain disclosure in this section, including biographical information about the Fund’s trustees has not yet been included in this filing. We may have additional comments in this section based on the disclosure that you add in a pre-effective amendment to this registration statement.
RESPONSE: The Fund understands that the Commission may have further comments to the Registration Statement.
General Comments
20.	COMMENT: Where a comment is made in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement.
RESPONSE: The Fund has made conforming changes throughout the Registration Statement to address the comments received from the Commission.
21.	COMMENT: We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in pre-effective amendments, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendments.
RESPONSE: The Fund understands that the Commission may have further comments to the Registration Statement.
22.	COMMENT: If you intend to omit certain information from the form of prospectus included with the registration statement that are declared effective in reliance on Rule 430A under the Securities Act, please identify the omitted information to us supplementally, preferably before filing the final pre-effective amendments.
RESPONSE: At present, the Fund intends to omit certain information from the form of prospectus included with the registration statement that will be declared effective, in reliance on Rule 430A under the Securities Act, and therefore will identify the omitted information to the Commission in the final pre-effective amendment filed by the Fund.
23.	COMMENT: Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with your registration statement.
RESPONSE: At present, the Fund does not intend to submit an exemptive application or no-action request in connection with its Registration Statement.
24.	COMMENT: Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate this fact in a supplemental letter and briefly state the basis for your position.

Christian T. Sandoe, Esq.
November 24, 2010

RESPONSE: The Registration Statement includes all responses to this letter, unless otherwise indicated above in response to a comment.
25.	COMMENT: We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Trust and its management are in possession of all facts relating to the Trust’s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.
RESPONSE: The Trust is aware of its responsibilities regarding the accuracy and adequacy of the disclosures it has made in the Registration Statement.
26.	COMMENT: Notwithstanding our comments, in the event the Trust requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that
•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Trust may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.
We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.
RESPONSE: At such time as the Trust requests acceleration of the effective date of the Registration Statement, the Trust will furnish a letter acknowledging such matters.
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Christian T. Sandoe, Esq.
November 24, 2010

     Please call me at (202) 303-1151 or Maria Gattuso at (212) 728-8294 if you have any questions or further comments regarding our responses to your comments, or our revisions to the Registration Statement.
Sincerely,
/s/ David N. Solander
David N. Solander

cc:	Gerald W. Wheeler, Esq. Barry Barbash, Esq. Maria Gattuso, Esq.
Enclosure